CASSIDY & ASSOCIATES

215 Apolena Avenue

Newport Beach, California 92662

November 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Fuda Group (USA) Corporation

Registration Statement Amendment 9 on Form S-1

File No. 333-208078

To the Securities and Exchange Commission:

Fuda Group (USA) Corporation has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-208078).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement amendment 9 to 12:00 noon EST on Friday, December 2, 2016.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Lee W. Cassidy, Esq.
Cassidy & Associates